AS FILED WITH THE U. S. SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2025

REGISTRATION NO. _______________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________________

Regional Health Properties, Inc.
(Exact name of subject company (issuer))

_______________________________

Black Pearl Equities, LLC, Offeror
(Name of filing person)

_______________________________

Common Stock, CUSIP #
(Title of class of securities)

Abraham Schwartz, President
Black Pearl Equities, LLC
901 Myrtle Avenue
Brooklyn, New York 11206
Phone: (212) 235-1367
E-mail: to@blackpearlequities.com
(Name, Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

_______________________________

WITH COPIES OF ALL CORRESPONDENCE TO:
Thomas C. Cook, Esq.
The Law Offices of Thomas C. Cook
10470 W. Cheyenne Avenue Suite 115, PMB 303
Las Vegas, Nevada 89129
Phone: (702) 524-9151
E-mail: tccesq@aol.com

_______________________________

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 133-4(1) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 1. Summary Term Sheet

Fixed Price	The offering price to the public of the common shares is at a fixed price of $4.25 per share for the entire duration of the offering.

Shares Offered by Black Pearl Equities, LLC	We are offering to purchase up to 49.9% of the issued and outstanding common stock of Regional Health Properties, Inc.

Term of the Tender Offer:	The Tender Offer will be in effect from August 1st, 2025 until August 31, 2025, unless extended by Black Pearl Equities, LLC

Item 2. Subject Company Information

(a) Name and Address.    The name of the subject company is Regional Health Properties, Inc. The address for the subject company is 1050 Crown Pointe Parkway, Suite 720, Atlanta, GA 30338.

(b) Securities.    There are 2,242,239 shares of common stock issued and outstanding as of June 25, 2025.

(c) Trading Markets and Price.    The subject company’s common shares currently trade on the OTCQB under the symbol RHEP. According to data obtained from the OTC Market’s website, the following lists the high and low sales prices for the subject company’s common stock for each quarter during the past two years:

Quarter	High	Low
3rd Quarter 2023	3.58	2.11
4th Quarter 2023	2.35	1.56
1st Quarter 2024	2.76	2.05
2nd Quarter 2024	2.97	2.00
3rd Quarter 2024	2.19	1.75
4th Quarter 2024	2.46	1.32
1st Quarter 2025	3.55	1.05
2nd Quarter 2025	2.63	1.21

Item 3. Identity and Background of Filing Person

(a) Name and Address.    The filing person is Black Pearl Equities, LLC, a New York limited liability company. The Chief Executive Officer and Director of Black Pearl Equities, LLC is Abraham Schwartz. The address for Mr. Schwartz and Black Pearl Equities, LLC is 901 Myrtle Ave., Brooklyn, NY 11206. Neither Black Pearl Equities, LLC or Abraham Schwartz is an affiliate of the subject company.

(b) Business and Background of Entities.    Black Pearl Equities, LLC is a New York limited liability company whose principal business is to advise investors in connection with corporate transactions. Black Pearl Equities, LLC has not been convicted in any criminal proceeding in the past five (5) years. Black Pearl Equities, LLC has not been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

(1)    Abraham Schwartz is currently the President, CEO and Director of Black Pearl Equities, LLC, whose address is 901 Myrtle Avenue, Brooklyn, New York 11206.

(2)    Abraham Schwartz has spent the last seven years working as an independent advisor in the healthcare industry, advising clients on corporate transactions and structuring.

(3)    Abraham Schwartz has not been convicted in any criminal proceeding in the past five (5) years.

(4)    Abraham Schwartz has not been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)    Abraham Schwartz is a citizen of the United States.

(d) Tender Offer.    Black Pearl Equities, LLC, located at 901 Myrtle Avenue, Brooklyn, New York 11206, is offering to purchase up to 49.9% of the issued and outstanding common stock of Regional Health Properties, Inc.

Item 4. Terms of the Transaction.

(1)    Black Pearl Equities, LLC is seeking to purchase up to 1,118,877 common shares of Regional Health Properties, Inc.

(2)    Black Pearl Equities is offering cash consideration in the amount of $4.25 per share for tendered shares.

(3)    The scheduled expiration date of this tender offer is August 31, 2025.

(4)    It is anticipated that a subsequent offering period may be available in the event that the full amount of the tender offer is not tendered by the expiration date. In that case, Black Pearl Equities may amend this Schedule TO to extend the offering period.

(5)    Security holders may withdraw tendered shares any time between August 1, 2025 and August 31, 2025.

(6)    In the event of (i) a proposed, announced, or consummated significant corporate structure change (including, without limitation, a merger or disposition of significant corporate assets) at any time on or after the date of this filing, or (ii) the subject company is threatened with a new or materially increased potential liability arising on or after the date hereof, Black Pearl Equities, LLC reserves the right to cancel the tender offer, and any tendered shares will be returned to the shareholders who tendered them.

(7)    Conditions to the Offer. The Offeror’s obligation to accept and pay for any Shares tendered (and not withdrawn) is subject to the satisfaction (or waiver, to the extent permitted by law) of the following conditions by the Expiration Date, in addition to any other conditions in Section 6:

(a)     Rights Plan Waiver:    The subject company must provide, on or before the Expiration Date, a certificate of its Secretary certifying that:

(i)     the subject company’s Amended and Restated Rights Agreement (and any similar shareholder rights plan) has been amended, waived, or terminated so that no rights will be triggered by the Offeror’s acquisition of shares;

(ii)    all outstanding rights or similar instruments have been redeemed or otherwise terminated; and

(iii)   the Company will not take any action that would cause any such rights to become exercisable or adjust adversely as a result of Shares acquired in the Offer.

(b)    Charter Ownership Limitation Waiver:    The subject company must provide, on or before the Expiration Date, a certificate of its Secretary certifying that:

(i)     the subject company’s Amended and Restated Articles of Incorporation have been amended or a waiver has been granted such that no transfer or ownership limitation (including any 9.9% cap) applies to any shares acquired by the Offeror in the Offer; and

(ii)    the Board of Directors has irrevocably waived any charter, bylaw, or other provision that would otherwise cause any tendered and accepted Shares to be voided, transferred to a trust, or have their voting or economic rights impaired.

(8)    Security holders who wish to tender all or a portion of their common shares shall fill out a formal Letter of Transmittal (the form of which is attached hereto as Exhibit 1). Black Pearl Equities shall wire funds to security holders who have tendered common shares and not withdrawn said tender upon the close of the tender offer period, currently scheduled for August 31, 2025. In the event of an oversubscription, Black Pearl Equities, LLC will return on a pro rata basis any oversubscribed shares to the security holders.

(9)    There are no material differences in the rights of security holders as a result of this transaction.

(10)  The Offeror shall not be required to accept for payment or pay for any Shares unless, upon the expiration of the Offer, there shall have been validly tendered (and not validly withdrawn) that number of Shares which, when aggregated with any Shares then owned by the Offeror or its affiliates, represents at least 45% of the outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”). This condition is for the sole benefit of the Offeror and may be waived by the Offeror in its sole discretion.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

A “U.S. person” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

To avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a depositing U.S. Shareholder (as defined in Box I) that is a U.S. person or is acting on behalf of a U.S. person must, unless an exemption applies, provide the Depositary with such holder’s correct taxpayer identification number (TIN) or employer identification number (EIN), certify under penalties of perjury that such TIN or EIN is correct (or that such holder is waiting for a TIN or EIN to be issued), and provide certain other certifications by completing the IRS Form W-9 included in this Letter of Transmittal. If a U.S. Shareholder does not provide his, her or its correct TIN or EIN or fails to provide the required certifications, the IRS may impose certain penalties on such holder, and payments to such holder pursuant to the Offer may be subject to backup withholding at a rate currently equal to 24%. All U.S. Shareholders tendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). To the extent that a U.S. Shareholder designates another U.S. person to receive payment, such other person may be required to provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding may be credited against the U.S. federal income tax liability of the person subject to the backup withholding. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder by timely providing the required information to the IRS.

If a U.S. Shareholder has not been issued a TIN or EIN and has applied for a TIN or EIN or intends to apply for a TIN or EIN in the near future, then the U.S. Shareholder should write “Applied For” in the space for the TIN or EIN in Part I of IRS Form W-9 and should sign and date the form. If the Depositary has not been provided with a properly certified TIN or EIN by the time of payment, backup withholding will apply. If the Shares are held in more than one name or are not in the name of the actual owner, consult the instructions on the enclosed IRS Form W-9 for guidance on which name and TIN or EIN to report.

Certain U.S. Shareholders (such as corporations and individual retirement accounts) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should enter the appropriate exempt payee code on IRS Form W-9. See the enclosed IRS Form W9 for instructions.

A U.S. Shareholder that is not a U.S. person and is not acting on behalf of a U.S. person should not complete IRS Form W-9. Instead, to establish an exemption from backup withholding, such U.S. Shareholder should properly complete and submit an IRS Form W-8BEN, W-8BEN-E, W-8IMY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary or on the IRS website (www.irs.gov).

ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

There have been no transactions that occurred in the last two years between Black Pearl Equities, LLC or its affiliates and Regional Health Properties, Inc. and/or its affiliates.

On June 23, 2025, counsel for Black Pearl Equities, LLC sent a letter to Regional Health Properties, Inc., declaring Black Pearl Equities, LLC’s intention to commence this tender offer. To date, Regional Health Properties, Inc. has not responded.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes.    The purpose of this transaction is to acquire up to 49.9% of the issued and outstanding common stock of the subject company thus giving Black Pearl Equities a significant voice in the direction of the subject company.

(c) Plans.

(1)    There are no plans for any extraordinary transactions, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries.

(2)    There are no current plans for any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries. However, Black Pearl Equities, LLC’s goal is to improve profitability of the subject company, and thus will consider the sale of underperforming assets.

(3)    There are no plans for any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

(4)    Black Pearl Equities, LLC, along with its associates, intend to improve the management of the subject company and may seek a board seat.

(5)    There are no plans for any other material changes in the subject company’s corporate structure or business.

(6)    There are no plans for any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

(7)    There are no plans for any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Act.

Item 7. Source and Amount of Funds or Other Consideration

(a) Sources of Funds.    Black Pearl Equities will require $4,755,229 to purchase the 49.9% of the issued and outstanding common stock of Regional Health Properties, Inc. The sources of the funds include Black Pearl Equities II, LLC.

(b) Conditions.    There are no material conditions to the financing discussed in subsection (a) above.

(c) Expenses.    Nature of Expenses:

U.S. Securities and Exchange Commission Registration Fee	$
Legal Fees and Miscellaneous Expenses*		$15,000
Audit Fees*		$10,000
Solicitation Costs*	$
Printing*		$100
Total Expenses	$

____________

*        Estimated Expenses.

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership.    Neither Black Pearl Equities, LLC or Abraham Schwartz are the beneficial owners of any securities of the subject company.

(b) Securities Transactions.    There have not been any securities transactions in the past sixty (60) days in the subject securities.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations.    Abraham Schwartz, the President and Chief Executive Officer of Black Pearl Equities, LLC is the person who shall make solicitations or recommendations in connection with the transaction. Mr. Schwartz will not receive any direct compensation for these activities.

Item 10. Financial Statements

Financial Statements have been deemed to be not material.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings

(1)    There are no present or proposed material agreements, arrangements, understanding or relationship between Black Pearl Equities, LLC or any of its executive officers, directors, controlling persons or subsidiaries and Regional Health Properties, Inc. or any of its executive officers, directors, controlling person or subsidiaries.

(2)    To the extent known by Black Pearl Equities, LLC after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with this tender offer.

(3)    the extent known by Black Pearl Equities, LLC after reasonable investigation, there is no applicability of any anti-trust laws.

(4)    the extent known by Black Pearl Equities, LLC after reasonable investigation, there are no applicability of margin requirements under section 7 of the Act (15 U.S.C. 78g) and the applicable regulations.

(5)    There are no material pending legal proceedings relating to the tender offer.

Item 12. Exhibits

Exhibit Table

Transmittal Letter	Ex.1
Fee Schedule	Ex.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Schedule TO and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, and the State of New York.

Date: July 17, 2025

BLACK PEARL EQUITIES, LLC
By:	/s/ Abraham Schwartz
Abraham Schwartz Chief Executive Officer, President and Director